ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199 WWW.ROPESGRAY.COM

May 31, 2019

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	AllianzGI Artificial Intelligence Opportunities Fund
Registration Statement on Form N-2

Ladies and Gentleman:

On behalf of AllianzGI Artificial Intelligence Opportunities Fund, a Massachusetts business trust (the “Fund”), we are today filing a Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). Earlier today, we filed a Form N-8A pursuant to the 1940 Act on behalf of the Fund.

Pursuant to Section 6 of the Securities Act, we have calculated the Registration Fees and have transmitted such fees in the amount of $121.20 to the designated lockbox at U.S. Bank, NA.

Please direct any questions or comments regarding this filing to me (at 617-951-7831) or to David C. Sullivan (at 617-951-7362).

Regards,

/s/ Robert M. Schmidt

Robert M. Schmidt

cc:	David C. Sullivan, Esq.
Craig Ruckman, Esq.